Exhibit 10.1

EMPLOYMENT AGREEMENT

This Agreement is made and is effective as of the 8th day of March, 2011, by and between S&W Seed Company, a Delaware corporation (the "Company") and Mark S. Grewal ("Executive"). Together, Executive and the Company are sometimes referred to as the "Parties."

WHEREAS, the Company has previously retained Executive in the capacities of President and Chief Executive Officer, and as a member of its Board of Directors;

WHEREAS, the Company desires to retain Executive on a full-time basis and to make other changes to the working relationship between the Parties; and

WHEREAS, the Company and Executive both desire to memorialize the arrangement in writing.

NOW THEREFORE, in consideration of the material advantages accruing to the two parties and the mutual covenants contained herein, and intending to be legally and ethically bound hereby, the Company and Executive:

1.   **Duties and Scope of Employment**

        (a)   Positions and Duties. Executive will serve, at the pleasure of the Board, as President and Chief Executive Officer of the Company and shall report to the Company's Board of Directors (the "Board"). As of January 1, 2011 (the "Effective Date"), Executive will be considered a full-time employee of the Company. In the capacities of President and Chief Executive Officer, Executive will render such business and professional services in the performance of his duties, consistent with Executive's position within the Company. Executive will be the highest ranking executive officer of the Company, with the full powers, responsibilities and authorities customary for the chief executive officer of corporations of the size, type and nature of Company, together with such other powers, authorities and responsibilities as may reasonably be assigned to him by the Board. Executive will report solely and directly to the Board. The period Executive is employed by the Company under this Agreement is referred to herein as the "Employment Term."

        (b)   Board Membership. Executive will continue to serve as a member of the Board until the first Annual Meeting of Stockholders, at which time his name will be placed in nomination as part of management's slate, together with the other incumbent directors. Thereafter, his service on the Board will be subject to the same scrutiny by the Nominating and Governance Committee (the "Nominating Committee") as all other director nominee candidates. Executive's service as a member of the Board will be further subject to any required stockholder approval. Upon the termination of Executive's employment for any reason, Executive will be deemed to have resigned from the Board (and any boards of subsidiaries) voluntarily, without any further required action by Executive, as of the end of Executive's employment and/or at the Board's request including, but not limited to, complying with NASDAQ independent Board membership thresholds. For so long as Executive remains an employee, he will not be additionally compensated for his services as a member of the Board.

(c)   Obligations. During the Employment Term, Executive will devote his full business efforts and time to the Company and will use good faith efforts to discharge his obligations under this Agreement to the best of his ability. For the duration of the Employment Term, Executive agrees not to actively engage in any other employment, occupation, or consulting activity for any direct or indirect remuneration without the prior approval of the Board; provided, however, that Executive may, without the approval of the Board, serve in any capacity with any civic, educational, or charitable organization and serve on the board(s) set forth on Schedule A attached hereto, provided such services do not materially interfere with Executive's obligations to the Company. The foregoing notwithstanding, the Company acknowledges that Executive may continue to consult with Triangle T Partners and its affiliates while also working for the Company. Executive represents that he is not subject to any non-competition, confidentiality, trade secrets or other agreement(s) that would preclude, or restrict in any way, Executive from fully performing his services hereunder during his employment with the Company.

2.   At-Will Employment. Executive and the Company agree that Executive's employment with the Company constitutes "at-will" employment. Executive and the Company acknowledge that this employment relationship may be terminated at any time, upon written notice to the other party, with or without good cause or for any or no cause, at the option either of the Company or Executive.

3.   Term of Agreement. This Agreement will have a term of two (2) years commencing on the Effective Date. No later than 90 days before the end of the term of this Agreement, the Company and Executive will discuss whether and under what circumstances the Agreement will be renewed.

4.   Compensation.

(a)   Base Salary. As of the Effective Date, the Company will pay Executive an annual salary of $225,000 as compensation for his services (such annual salary, as is then effective, to be referred to herein as "Base Salary"). The Base Salary will be paid periodically in accordance with the Company's normal payroll practices and be subject to the usual, required withholdings. Executive's annual salary will be subject to review by the Compensation Committee of the Board, or any successor thereto (the "Compensation Committee") not less than annually, and adjustments will be made in the discretion of the Committee. Notwithstanding the foregoing, the Base Salary will not be reduced other than (i) pursuant to a reduction that also is applied to substantially all other executive officers of the Company in a substantially similar manner and proportion or (ii) to give effect to the Committee's policy, if any and as published in documents filed with the Securities and Exchange Commission, for aligning Executive's compensation with the compensation of chief executive officers of the Company's peer group. Executive shall disclose to the Compensation Committee all boards and associations he is currently serving on and shall seek the Committee's approval before accepting or seeking any further positions. Executive shall also do the same with any outside paid employment/consulting positions.

(b) <u>Bonus Compensation</u>. In the discretion of the Compensation Committee, Executive may receive periodic bonuses in acknowledgment of his and the Company's achievements and efforts from time to time. Such bonuses may be payable in the future in alignment with stated performance goals or otherwise in the Compensation Committee's discretion.

(c) <u>Equity Incentive Compensation</u>. Executive shall be eligible to participate in the Company's equity incentive plans, as in effect from time to time, and shall be considered for grants and awards at such times and in such amounts as shall be deemed appropriate by the Compensation Committee, as the administrator of such plans. Prior to the Effective Date, Executive has received grants of incentive stock options entitling him to purchase up to an aggregate of 175,000 shares of the Company's common stock at \$4.00 per share, subject to quarterly vesting over three years, commencing on July 1, 2010.

(d) <u>Stock Ownership Guidelines</u>. Executive shall be subject to, and shall comply with, the Company's stock ownership guidelines, including compliance with its Insider Trading Policy, a copy of which is attached hereto as Exhibit A and Section 16 of the Securities Exchange Act of 1934, as amended.

5. **Executive Benefits**

(a) <u>Generally</u>. Executive will be eligible to participate in accordance with the terms of all Company employee benefit plans, policies, and arrangements that are applicable to other executive officers of the Company, as such plans, policies, and arrangements may exist from time to time. The Company represents that it currently sponsors one or more health insurance plans for which Executive will be eligible. The Company will pay the full cost of the premiums for the Executive due under the health insurance plan of which Executive will become a participant. The Company will not pay for premiums of dependents of Executive.

(b) <u>Vacation</u>. Executive will be entitled to receive paid annual vacation in accordance with Company policy.

(c) <u>Perquisites</u>.

(i) <u>Automobile</u>. Until revised by recommendation of the Compensation Committee, Executive will receive a gross payment of \$1,000 per month to cover a car allowance and automobile insurance on the vehicle used by Executive for Company-related business. In addition, Executive shall be reimbursed for gasoline and oil.

(ii) <u>Other Perquisites</u>. In addition to the automobile perquisites referred to in the preceding paragraph, Executive will receive Company perquisites, if any, at least on the same level as the Company's other senior executive officers.

6. **<u>Expenses</u>**. The Company will reimburse Executive for reasonable travel, client entertainment and other expenses incurred by Executive in the furtherance of the performance of Executive's duties hereunder, in accordance with the Company's expense reimbursement policy as in effect from time to time.

7. **Termination of Employment**. In the event Executive's employment with the Company terminates for any reason, Executive will be entitled to any (a) unpaid Base Salary accrued up to the Date of Termination, (b) pay for accrued but unused vacation, (c) benefits or compensation as provided under the terms of any employee benefit and compensation agreements or plans applicable to Executive and under which he has a vested right (including any right that vests in connection the termination of his employment), (d) unreimbursed business expenses to which Executive is entitled to reimbursement under the Company's expense reimbursement policy, and (e) rights to indemnification Executive may have under the Company's Certificate of Incorporation, By-laws, the Employment Agreement, or separate indemnification agreement, as applicable, including any rights Executive may have under directors and officers insurance policies.

8. **Severance**.

(a) **Termination Without Cause**. If Executive's employment is terminated by the Company without Cause, then, subject to compliance with Section 9, Executive will be eligible to receive a cash severance of three (3) months of the Base Salary as in effect immediately before the Date of Termination during the first year of the employment term and six (6) months if terminated during the second year of the employment term.

(b) **Termination without Cause: Treatment of Equity Incentive Awards**. If Executive's employment is terminated by the Company without Cause prior to the third anniversary of the Effective Date, then in addition to the benefits provided for in Section 8(a) above, all stock options or other equity grants awarded to Executive pursuant to a Company equity incentive plan, whether in effect on the day hereof or adopted hereafter, will vest in full and be non-forfeitable as of the Date of Termination;

(c) **Termination for Cause**. If Executive's employment is terminated for Cause by the Company, then, (i) all further vesting of Executive's outstanding equity awards will terminate immediately; (ii) all payments of compensation by the Company to Executive hereunder will terminate immediately.

(d) **Other Termination Including due to Accidental Death or Disability**. If Executive's employment terminates for any other reason, including but not limited to, death or Disability, then, (i) Executive's outstanding equity awards will be treated in accordance with the terms and conditions of the applicable award agreement(s); (ii) all payments of compensation by the Company to Executive hereunder will terminate immediately, and (iii) Executive will be entitled to receive benefits only in accordance with the Company's then established plans, programs, and practices.

9. **Covenants; Conditions to Receipt of Severance; Mitigation.**

(a) **Nondisparagement**. During the Employment Term and for the twelve (12) months thereafter, Executive will not, and will cause his relatives, agents, and representatives to not, knowingly disparage, criticize, or otherwise make any derogatory statements regarding the Company, its directors, or its officers, and the Company will not knowingly disparage, criticize or otherwise make any derogatory statements regarding Executive. The Company's obligations under the preceding sentence shall be limited to communications by its senior corporate executives having the rank of Senior Vice President or above and members of the Board. The foregoing restrictions will not apply to any statements that are made truthfully in response to a subpoena or other compulsory legal process. Payments of severance to Executive, in accordance with Section 8 above, shall immediately cease, and no further payments shall be made, in the event that Executive breaches the provisions of this Section 9(a).

(b)   Other Requirements.   Any general release of claims required to be executed by Executive as a condition to the receipt of severance will be consistent in substance with the releases of claims used at the time by the Company in connection with separations of senior corporate executives generally.

(c)   Mitigation.   Payments of severance to Executive, in accordance with Section 8 above, shall immediately cease, and no further payments shall be made, in the event that Executive materially breaches the Confidential Information Agreement (provided, however, that Executive's right to future payments will be restored, and any omitted payments will be made to Executive promptly, if the Board in its reasonable good faith judgment determines that such breach is curable, and Executive cures the breach to the reasonable satisfaction of the Board within 30 days of having been notified thereof). Executive agrees to cooperate with the Company and to provide timely notice as to his activities following a termination without Cause so that the Company may monitor its obligation under Section 8.

10.   **Definitions**.

(a)   Cause.   For purposes of this Agreement, "Cause" will mean (i) Executive's material neglect (other than as a result of illness or disability) of his duties or responsibilities to the Company, (ii) Executive's conduct (including action or failure to act) that Executive knew or should have known is inconsistent with the best interests of, or is injurious to, the Company, or (iii) dishonesty, insubordination or criminal conduct. Executive's termination of employment will not be considered to be for Cause unless it is approved by a majority vote of the members of the Board of Directors or an independent committee thereof. It is understood that good faith decisions of the Executive relating to the conduct of the Company's business or the Company's business strategy will not constitute "Cause."

(b)   Disability.   For purposes of this Agreement, Disability will mean Executive's absence from his responsibilities with the Company on a full-time basis for 180 calendar days in any consecutive twelve (12) months period as a result of Executive's mental or physical illness or injury.

11.   **Indemnification**.   Subject to applicable law, Executive will be provided indemnification to the maximum extent permitted by the Company's by-laws and Certificate of Incorporation, including coverage, if applicable, under any directors and officers insurance policies, with such indemnification determined by the Board or any of its committees in good faith based on principles consistently applied (subject to such limited exceptions as the Board

may approve in cases of hardship) and on terms no less favorable than provided to any other Company executive officer or director.

12. **Confidential Information, etc.**.

(a) <u>Non-Disclosure of Information</u>. It is understood that the business of the Company is of a confidential nature. During the period of Executive's employment with the Company, Executive may receive and/or may secure confidential information concerning the Company or any of the Company's affiliates which, if known to competitors thereof, would damage the Company or its said affiliates. Executive agrees that during and after the term of this Agreement he will not, directly or indirectly, divulge, disclose or appropriate to his own use, or to the use of any third party, any secret, proprietary or confidential information or knowledge obtained by him during the term hereof concerning such confidential matters of the Company or its affiliates, including, but not limited to, information pertaining to contact information, financial information, research, product plans, products, services, customers, markets, developments, processes, designs, drawings, business plans, business strategies or arrangements, or intellectual property or trade secrets. Upon termination of this Agreement, Executive shall promptly deliver to the Company all materials of a secret or confidential nature relating to the business of the Company or any of its affiliates that are, directly or indirectly, in the possession or under the control of Executive.

(b) <u>Trade Secrets.</u> Executive acknowledges and agrees that during the term of this Agreement and in the course of the discharge of his duties hereunder, Executive shall have access to and become acquainted with information concerning the operation and processes of the Company, including without limitation, proprietary, technical, financial, personnel, sales and other information that is owned by the Company and regularly used in the operation of the Company's business, and that such information constitutes the Company's trade secrets. Executive specifically agrees that he shall not misuse, misappropriate, or disclose any such trade secrets, directly or indirectly, to any other person or use them in any way, either during the term of this Agreement or at any other time thereafter, except as is required in the course of his employment hereunder. Executive acknowledges and agrees that the sale or unauthorized use or disclosure of any of the Company's trade secrets obtained by Executive during the course of his employment under this Agreement, including information concerning the Company's current or any future and proposed work, services, or products, the fact that any such work, services, or products are planned, under consideration, or in production, as well as any descriptions thereof, constitute unfair competition. Executive promises and agrees not to engage in any unfair competition with the Company, either during the term of this Agreement or at any other time thereafter. Executive further agrees that all files, records, documents, specifications, and similar items relating to the Company's business, whether prepared by Executive or others, are and shall remain exclusively the property of the Company and that they shall be removed from the premises of the Company only with the express prior written consent of the Company's Chief Executive Officer or his designee.

(c) <u>Cooperation</u>. Executive agrees to cooperate with and provide assistance to the Company and its legal counsel in connection with any litigation (including arbitration or administrative hearings) or investigation affecting the Company, in which, in the reasonable judgment of the Company's counsel, Executive's assistance or cooperation is needed. Executive shall, when requested by the Company, provide testimony or other assistance and shall travel at the Company's request and expense in order to fulfill this obligation.

(d)   Proprietary Inventions and Assignment Agreement. Concurrently with the execution and delivery of this Agreement, Executive shall execute and deliver the Company's Proprietary Inventions and Assignment Agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by this reference. Executive agrees to abide by the provisions thereof.

13.   Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors, and legal representatives of Executive upon Executive's death, and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, "successor" means any person, firm, corporation, or other business entity, which at any time, whether by purchase, merger, or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance, or other disposition of Executive's right to compensation or other benefits will be null and void.

14.   Notices. All notices, requests, demands, and other communications called for hereunder will be in writing and will be deemed given (a) on the date of delivery if delivered personally, (b) one (1) day after being sent overnight by a well established commercial overnight service, or (c) four (4) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

> If to the Company:
>
> Attn: Chairman of the Compensation Committee
> c/o Corporate Secretary
> S&W Seed Company
> 25552 South Butte Avenue
> Five Points, CA 93624
>
> If to Executive:
>
> at the last residential address known by the Company.

15.   Severability. If any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement will continue in full force and effect without said provision.

16.   Arbitration. Any controversy or dispute arising out of or relating to this Agreement shall be settled by the submission of such controversy or dispute to binding expedited arbitration in Fresno County, California before one or more arbitrators in accordance with the commercial arbitration rules of the American Arbitration Association then in effect (or, if such Association shall not then be in existence, such other organization, if any, as shall then have become the successor of such Association and if there shall be no successor then in accordance with the prevailing provisions of the laws of the State of California relating to arbitration). After notice has been given by one party to the other, the parties hereto shall attempt mutually to designate a single arbitrator; *provided, however*, that if such arbitrator has not been mutually designated within 15 days after the foregoing notice is given, Employee and the Company each shall, within 15 days thereafter, designate one arbitrator. No later than 45 days after the date the foregoing notice was given, the two arbitrators so designated shall select a third arbitrator. In the event the two arbitrators do not agree on selection of said third arbitrator within the specified period, the selection of said third arbitrator shall, upon request by either party hereto, be named by the American Arbitration Association. If one of the parties fails to nominate an arbitrator within the period provided above for such nomination, the arbitration shall be conducted by the sole arbitrator named by the other party. The arbitrator(s) shall promptly thereafter receive such evidence and hold such hearings in Fresno County, California as such arbitrator(s) shall decide. All decisions of a panel of three arbitrators shall be by majority vote and shall be final and conclusive. In the event of any such arbitration (or if legal action shall be brought in connection therewith), the party prevailing in such arbitration (or litigation) shall be entitled to recover from the party not prevailing the costs thereof, including reasonable attorneys' and accounting fees.

17. **Integration**. This Agreement, together with the Proprietary Inventions and Assignment Agreement and the standard forms of equity award grants that describe Executive's outstanding equity awards, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. No waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless in a writing and is signed by duly authorized representatives of the parties hereto. In entering into this Agreement, no party has relied on or made any representation, warranty, inducement, promise or understanding that is not in this Agreement.

18. **Waiver of Breach**. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.

19. **Survival**. The Proprietary Inventions and Assignment Agreement and the Company's and Executive's responsibilities under Sections 7, 8, 9, 10, 11, 13, 14, 15 and 16 will survive the termination of this Agreement.

20. **Headings**. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

21. **Tax Withholding**. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

22. **Governing Law**. This Agreement will be governed by the laws of the State of California.

23. **Acknowledgment**. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

24. **Internal Revenue Code Section 409A**. Notwithstanding any provision of this Agreement, this Agreement shall be construed and interpreted to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and if necessary, any provision shall be held null and void to the extent such provision (or part thereof) fails to comply with Section 409A of the Code or regulations thereunder. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under the Agreement shall be treated as a separate payment of compensation for purposes of applying the Section 409A of the Code deferral election rules and the exclusion from Section 409A of the Code for certain short-term deferral amounts. Any amounts payable solely on account of an involuntary separation from service within the meaning of Section 409A of the Code shall be excludible from the requirements of Section 409A of the Code, either as involuntary separation pay or as short-term deferral amounts (*e.g.*, amounts payable under the schedule prior to March 15 of the calendar year following the calendar year of involuntary separation) to the maximum possible extent. If, as of the Date of Termination, Executive is a "specified employee" as determined by the Company, then to the extent that any amount or benefit that would be paid or provided to Executive under this Agreement within six (6) months of his "separation from service" (as determined under Section 409A) constitutes an amount of deferred compensation for purposes of Section 409A and is considered for purposes of Section 409A to be owed to Executive by virtue of his separation from service, then such amount or benefit will not be paid or provided during the six-month period following the date of Executive's separation from service and instead shall be paid or provided on the first business day that is at least seven (7) months following the date of Executive's separation from service, except to the extent that, in the Company's reasonable judgment, payment during such six-month period would not cause Executive to incur additional tax, interest or penalties under Section 409A. Further, any reimbursements or in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified in the Agreement, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

25. **Counterparts**. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by a duly authorized officer, on the day and year written below.

Company
S&W SEED COMPANY

By: /s/ Michael N. Nordstrom
         Michael N. Nordstrom
         Director and Chair of the
         Compensation Committee

Executive

/s/ Mark S. Grewal
Mark S. Grewal